                                                                      EXHIBIT 21

Liquidmetal Technologies has three direct and indirect subsidiaries. Liquidmetal Technologies holds 80.2% of the issued and outstanding equity securities of Liquidmetal Golf, a California corporation. Liquidmetal Golf holds 97.5% of the issued and outstanding equity securities of Liquidmetal Golf (Europe) Limited, a United Kingdom limited company. Liquidmetal Technologies holds all of the issued and outstanding equity securities of Amorphous Technologies International (Asia) PTE Ltd., a Singapore corporation.